SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M   6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2008
TRINITY BIOTECH PLC
(Name of Registrant)
IDA Business Park
Bray, Co. Wicklow
Ireland
(Address of Principal Executive Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TRINITY BIOTECH PLC
6-K Item
Press Release dated April 29, 2008
Trinity Biotech Announces Quarter 1 Results
Revenues of $34.3m and operating profit of $1.8m
DUBLIN, Ireland (29 April, 2008).... Trinity Biotech plc (NASDAQ: TRIB), a leading developer and manufacturer of diagnostic products for the point-of-care and clinical laboratory markets, today announced results for the quarter ended March 31, 2008.
Revenues for quarter 1, 2008 amounted to US$34.3m compared to US$36.7m for quarter 1, 2007, a decrease of 6.7%. This decrease was entirely attributable to lower HIV sales in Africa. This reflects the variable nature of this market and the particularly strong sales achieved by the Company in quarter 1, 2007. Sales in the Clinical Laboratory division increased by approximately 3% over the same period in 2007. Operating profit and net profit for the period amounted to US$1.8m and US$1m respectively. EBITDA & share option expense for the quarter was US$4.0m
Revenues for the quarter by key product area were as follows:

	2007	2008
	Quarter 1	Quarter 1
	US$000	US$000	% Increase

Clinical Laboratory	30,105	30,916	2.7%
Point of Care	6,604	3,337	(49.5)%

Total	36,709	34,253	(6.7)%

Revenues for the quarter by geographic location were as follows:

	2007	2008
	Quarter 1	Quarter 1
	US$000	US$000	% Increase

Americas	16,943	16,938	0.0%
Europe	11,463	12,325	7.5%
Asia / Africa	8,303	4,990	(39.9)%

Total	36,709	34,253	(6.7)%

Gross profit for the quarter amounted to US$15.8m, representing a gross margin of 46%. This compares to a gross margin of 47.4% for the same period in 2007. The slight decrease in gross margin is attributable to lower HIV sales and the impact of the weakening US dollar versus the Euro, which averaged 1.31 in quarter 1, 2007 and 1.50 in quarter 1, 2008.
Research and development expenditure remains at approximately 5% of revenues. Selling, general and administrative expenses of US$12.0m have remained in line with quarter 1, 2007 with the reduction in headcount implemented in quarter 4, 2007 offsetting the impact of exchange rate movements.

The reorganisation of the Company announced in December 2007 is proceeding well with most of the key objectives having already been achieved. The reorganisation will be fully implemented by the end of quarter 2. During the quarter, Trinity announced the launch of its GeneSys™ system, a product designed for the identification of all major infant haemoglobin variants. This marks an extension of Trinity’s presence in the haemoglobinopathy market as we are now competing in the neonatal as well as the adult market.
Commenting on the results, Kevin Tansley, Chief Financial Officer, said “With revenues of US$34.3m and profits of US$1.0m Trinity has met market expectations and expects to meet consensus analyst estimates for 2008. Due to seasonal factors, quarter 1 tends to be a slower quarter for us and we are expecting revenue and profit growth in future quarters. We have also been successful in controlling our indirect costs, notwithstanding the pressure caused by the weakening dollar.”
Brendan Farrell, CEO, commented, “This was a good quarter for Trinity Biotech. We are pleased with growth in our Clinical Laboratory division in quarter 1 and in particular, haemostasis sales which have grown significantly over the quarterly sales in the second half of 2007. The lower HIV sales in Africa were expected due to the exceptional sales of Uni-Gold HIV in that market last year. Orders on book indicate a return to normal sales levels in quarter 2.
During the quarter, we launched and achieved the first sales of our GeneSys™ product for the identification of all major infant haemoglobin variants. We also remain on course to meet our other new product objectives for 2008, in particular the launch of the Destiny Max at the end of Quarter 3.”
Forward-looking statements in this release are made pursuant to the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, but not limited to, the results of research and development efforts, the effect of regulation by the United States Food and Drug Administration and other agencies, the impact of competitive products, product development commercialisation and technological difficulties, and other risks detailed in the Company’s periodic reports filed with the Securities and Exchange Commission.
Trinity Biotech develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and blood coagulation disorders, and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States, Germany, France and the U.K. and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information please see the Company’s website: www.trinitybiotech.com.

Trinity Biotech plc
Consolidated Income Statements

	Three Months	Three Months
	Ended	Ended
	March 31,	March 31,
(US$000’s except share data)	2008	2007
	(unaudited)	(unaudited)

Revenues	34,253	36,709

Cost of sales	(18,472)	(19,305)
Cost of sales — share based payments	(18)	(18)

Gross profit	15,763	17,386

Other operating income	89	72

Research & development expenses	(1,845)	(1,787)
Selling, general and administrative expenses	(12,035)	(12,017)
Indirect share based payments	(191)	(342)

Operating profit	1,781	3,312

Financial income	9	210
Financial expenses	(675)	(806)

Net financing costs	(666)	(596)

Profit before tax	1,115	2,716

Income tax (expense) / credit	(66)	195

Profit for the period	1,049	2,911

Earnings per ADR (US cents)	5.5	15.3

Diluted earnings per ADR (US cents)	5.5	15.0

Weighted average no. of ADR shares used in computing earnings per share	19,039,191	18,974,770
The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

Trinity Biotech plc
Consolidated Balance Sheets

	March 31,	December 31,
	2008	2007
	US$ ’000	US$ ’000
	(unaudited)	(audited)
ASSETS
Non-current assets
Property, plant and equipment	26,123	26,409
Goodwill and intangible assets	105,719	104,928
Deferred tax assets	4,298	3,937
Other assets	943	896

Total non-current assets	137,083	136,170

Current assets
Inventories	43,082	44,420
Trade and other receivables	28,661	25,683
Income tax receivable	571	782
Derivative financial instruments	511	224
Cash and cash equivalents	3,075	8,700

Total current assets	75,900	79,809

TOTAL ASSETS	212,983	215,979

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital	991	991
Share premium	153,951	153,961
Retained earnings	(21,651)	(22,908)
Translation reserve	1,249	797
Other reserves	4,272	4,004

Total equity	138,812	136,845

Current liabilities
Interest-bearing loans and borrowings	15,786	15,821
Income tax payable	312	86
Trade and other payables	23,630	24,779
Other financial liabilities	2,765	2,725
Provisions	100	100

Total current liabilities	42,593	43,511

Non-current liabilities
Interest-bearing loans and borrowings	22,132	26,312
Other payables	74	74
Deferred tax liabilities	9,372	9,237

Total non-current liabilities	31,578	35,623

TOTAL LIABILITIES	74,171	79,134

TOTAL EQUITY AND LIABILITIES	212,983	215,979

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC (Registrant)
By:	/s/ Kevin Tansley
Kevin Tansley
Chief Financial Officer

Date: April 30, 2008